
FOUNDER & CEO
MONIQUE LITTLE
YOU GO NATURAL
accessories

INVEST IN **YOU GO NATURAL**

Innovative & Award Winning Hair Accessories Brand with $25M+ in Revenue & Growing Retail Presence

yougonatural.com Dallas, TX

Highlights

1. Over $25M+ Lifetime Revenue
2. Over 250,000+ customers to date
3. Featured in Oprah's Favorite Things 2023
4. Secured investment from Mark Cuban on Shark Tank
5. Available at over 600 Target locations Nationwide
6. Launched in CVS and Bloomingdales in April '24
7. Invented and Patented the Halo Turban.

Featured Investors



Wesley Gottesman
Syndicate Lead

Follow

Invested $1,299,999

Brand Foundry Ventures Partner

"The Founder: Monique is a relentless and talented entrepreneur. She's got a unique ability to identify and build products that solve problems for YGN's customers. What she's been able to accomplish with very little paid-in capital is incredible. The Company: Black women spend nearly 9x more on hair care than their white counterparts. YGN's unique, functional product line has resonated with the market leading to high repeat purchase rates and plentiful cross-sell opportunities."

Other investors include Mark Cuban Notable , Brand Foundry Ventures Notable , Willow Growth Ventures

Our Team



Monique Little CEO

Founder of YGN - Featured as Forbes Next 1000. Inventor of the Swim Turban, and Patented Men's Style Turban. Patent No.: US D998,287.



David Dundas COO

Generated over $50mm in revenue across startups built. Featured in Forbes, NY Times, TechCrunch. Investors have included, Disney, Gary Vaynerchuk, Mark Cuban, TechStars.



Christine Chukwurah Marketing Manager

A seasoned marketing professional with 10+ years of experience driving brand growth and innovation. Has worked with major companies like Charming Charlie and Halliburton, contributing to impactful marketing strategies that resonate with diverse audiences.

YGN: Transforming the Natural Haircare Accessory Market


WHY YGN?
"AFTER THE BIRTH OF MY FIRST CHILD, I SAW AN OPPORTUNITY TO CREATE STYLISH, SATIN-LINED HEAD WRAPS THAT WOULD SIMPLIFY THE EXPERIENCE FOR WOMEN WITH TEXTURED HAIR, MAKING IT BOTH FUNCTIONAL AND BEAUTIFUL."
• MONIQUE LITTLE
YOUGONATURAL.COM

You Go Natural was started by founder and CEO, Monique Little because she saw there was a gap for stylish, protective headwear solutions for women with natural hair, addressing the need for versatile, easy-to-use products that prioritize hair health while offering fashionable options for everyday wear. YGN always aims to empower women to embrace their natural beauty without compromising on style or convenience.

YOU GO NATURAL has surpassed

$25M+

in lifetime sales and we're continuing to grow...

With over $25 million in lifetime sales, YGN is leading the textured hair revolution with innovative, stylish, and protective hair accessories.

THE GLOBAL HAIR CARE MARKET IS A $90 BILLION INDUSTRY

Every year it's estimated that over $90 billion is spent in the haircare industry, yet textured hair remains underserved when it comes to accessible, stylish, and protective hair accessories. Eight years ago, I found myself struggling to find a solution for my own textured hair while at home with my first child. That's when YGN was born—an innovative line of hair accessories that addresses the unique needs of textured hair.

YGN has *YOU* covered for every *MOVE* you make.


Men's Halo Turban
Swim Turban
Active Bun Wrap
Next Innovative Design

At YGN, we've created a diverse product line for all hair types, including some of our most innovative and sought-after products:

- **Patented Men's Halo Turban**: A first in the market for men's protective headwear.
- **Swim Turban**: Award-winning and designed to protect hair during water activities.
- **Active Line**: Stylish and functional for the on-the-go lifestyle.



Satin Lined Dome Cap
Seamless for a more streamline look
Infinity Loop
Easy styling without the hassel
Luxe Lycra Shell
Firm Elastic Band
Silicone Lining
Hypoallergenic
Helps keep water out.
Adjustable Tie Band
Triple Layer Active Mesh

Each of these products is a fusion of fashion and function, designed for innovation, and loved by customers.



YOU GO NATURAL

Our products don't just look good—they solve real hair care challenges. Watch our video tutorials to see how our products protect and maintain your hair, from everyday wear to active lifestyles.

Easy patented designs make wrapping your turban as simple as 1,2,3


How to Wrap Your YGN
Share
T-SHIRT
TURBAN
Watch on YouTube
YGN

The textured hair market is growing exponentially. With over 270,000 loyal customers, we are meeting a rising demand for protective and stylish hair accessories. This is a $3 billion opportunity, and YGN is positioned to be the leader in this space.

With over 300,000 customers and our expansion into retail we're not slowing down!


YGN
HEADWRAPS
Now at

TARGET bloomingdale's CVS

coming soon to

T.J.maxx

Since our inception, YGN has served over 300,000 customers and secured partnerships with major retailers such as Target, CVS, and Bloomingdale's. Our presence is expanding, with YGN products available in over 300 Target stores and growing to over 600 by next year.

YGN Award-Winning products & features


BEST OF BEAUTY
allure
THE BEAUTY EXPERT
2022
AWARD WINNER
GLOSSY
OPRAH'S FAVORITE THINGS
ESSENCE
2022
Women'sHealth
FITNESS AWARDS


&
As seen on
SHARK TANK
YOU GO NATURAL

YGN's impact has been recognized by major media and influencers. We've been featured on **Shark Tank**, where we secured a deal with Mark Cuban, and we've made it to **Oprah's Favorite Things** list.

We've experienced a 160% increase in profit in 2023, even through challenges. Our business is poised for continued growth, with $25 million in sales to date.


Hand-made locally in Dallas, TX
EVERY PIECE IS HANDMADE BY SKILLED ARTISANS
HIGHEST QUALITY STANDARDS
SMALL BUSINESS SUPPORTING THE LOCAL ECONOMY
YOUGONATURAL.COM

YGN is committed to quality and community. Every product is handmade in Dallas, Texas, by skilled artisans, ensuring excellence in every piece. We've built a full cut-and-sew operation that supports the local economy.








YGN

Behind YGN is a team of passionate innovators dedicated to changing the way we approach textured hair care. I, Monique Little, lead this team, and we work tirelessly to bring our vision to life.

YGN isn't just about headwear; it's about representation. We design for a community often overlooked, ensuring every product meets the needs of those with textured hair. Our customers are at the heart of what we do...

...and they LOVE us back!



TINA S.

★★★★★

I love the ease and speed with which I can crown myself with this wrap.



CRYSTAL RENEE

★★★★★

Great for travel, gym, and relaxing

The active bun wrap is a nice lined soft material that did a great job protecting my hair.





MAURICE M.

★★★★★

Been looking for a product to help keep my hair protected but out of the way while working out and this has by far been the best experience...



ARCHEL M

★★★★★

Great quality!

Received my turbans as described. I love the quality of both items (sleep and swim turban).

Plus our favorite *Celebs* can't get enough of their *You Go Natural*


Kerry Washington
Porsha Williams
Gabrielle Union
Simone Biles
Romeo Miller

YGN’s future is bright. In 2024, we’re expanding to CVS shelves, Bloomingdale’s, and more retail stores. We’ll continue developing innovative products that meet the daily needs of our customers.

We are raising $500,000 to:

- Improve logistics and infrastructure for faster deliveries.
- Invest in new materials and machines to support our retail expansion.
- Continue our legacy of innovation by enhancing existing product lines.

Let's take it to the next *Level* Check out our exclusive perks and join the *YGN* fam today!

You Go Natural is more than just a brand – it's a community that represents stylish and protective headwear for the empowerment of natural hair journeys. In investing in YGN, you're not only fueling the growth of an innovative Black woman-owned business, but you're helping to shape the future of the natural hair industry.

Plus we want to take care of our investors! When you invest you get some awesome perks depending on your tier level, like early access to new products, some cool YGN swag, plus VIP invites to in-person and virtual strategy events with our leadership team. Your investment comes with the opportunity to jump in on something more – helping us grow product lines, connect with more customers, and share our vision with the world.

Tier One



Natural Supporter
$500 - $999
Investment

- $50 gift credit to use on YGN products
- Social media shout-out as a community supporter
- Early access to new product launches

Tier Two



Visionary Contributor
$1000 - $2499
Investment

- Everything from Tier One
- Free Shipping for Life
- 10% Off for Life Every time you shop

Tier Three



Legacy Partner
$2500+
Investment

- Everything from Tier Two
- Part of VIP tastemaker group to have input on brand decisions
- Early access to products & collaborations
- Access to prototype / preview products for testing
- Special investor updates

Learn more about our Story:

Nature of the Business Podcast Episode 1: Why Monique Started YGN


YGN CEO: I wanted to do something more celebratory of who I nat...
Share
"That's what really drives me on the bad days..."
Watch on YouTube

Nature of the Business Podcast Episode 3: Dawn of the Swim Turban


Episode 3: Dawn of the viral YGN Swim Turban
Share
Nature of the BUSINESS
Ep. 3: All In Ya' Business - Dawn of the viral YGN Swim Turban
"No one believed it wo en possible."
YGN
Watch on YouTube

Nature of the Business Podcast Episode 4: Running a Factory isn't Easy


Episode 4: Running a Factory Ain't Easy
Share
Nature of the BUSINESS
Ep. 4: All In Ya' Business - Running a Factory Ain't Easy
"2 steps forward, 1 step ck."
YGN
Watch on YouTube

Special Juneteenth Episode - Our opinions on the rollback of DEI and Affirmative action. The history of progress of black people in America.


Episode 11: The Cultural, Financial and Historical Lessons Learned...
Share
Ditch The 'Rules'
And Create Your
Own
Watch on YouTube
YGN